04001539

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
MAR 16 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3838 Medical Drive, Suite 201
(No. and Street)

San Antonio (City) Texas (State) 78229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtman, Wagner & Company L.L.P.
(Name – *if individual, state last, first, middle name*)

P.O.Box 311507 (Address) New Braunfels (City) Tx (State) 78131-1507 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2004
WASH., D.C.
181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Investor Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY CRISLER
NOTARY PUBLIC
State of Texas
Comm. Exp 09-24-2004

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION INVESTOR SERVICES, INC.

ANNUAL FINANCIAL REPORT

WITH

SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Holtman, Wagner & Company L.L.P.
Certified Public Accountants

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dominion Investor Services, Inc.

We have audited the accompanying statements of financial condition of Dominion Investor Services, Inc., (a wholly owned subsidiary of Dominion Financial Services, Inc.) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Investor Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
January 30, 2004

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Financial Condition
December 31, 2003 and 2002

		2003		2002
ASSETS				
Current assets:				
Cash and cash equivalents	$	292,865	$	86,057
Investments		126,333		200,000
Receivable from clearing organization		129,039		103,510
Receivable from other brokers and dealers		20,422		18,159
Accounts receivable, other		12,551		24,899
Accrued interest receivable		521		1,133
Prepaid expenses		15,731		19,836
Total current assets		**597,462**		**453,594**
Deposit with clearing organization		50,000		50,000
Deposits		--		186
Fixed assets, net of accumulated depreciation		16,830		311
	$	**664,292**	$	**504,091**
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Accrued payroll and benefits	$	216,945	$	123,201
Accounts payable, other		6,111		14,671
Total current liabilities		**223,056**		**137,872**
Stockholder's equity:				
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding		1,465		1,465
Paid in capital		103,942		103,942
Retained earnings		335,829		260,812
Total stockholder's equity		**441,236**		**366,219**
Total liabilities and stockholder's equity	$	**664,292**	$	**504,091**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2002	$ 1,465	$ 103,942	$ 243,623	$ 349,030
Dividends paid	--	--	(150,000)	(150,000)
Net income	--	--	167,189	167,189
Balance December 31, 2002	1,465	103,942	260,812	366,219
Dividends paid	--	--	(75,000)	(75,000)
Net income	--	--	150,017	150,017
Balance December 31, 2003	$ 1,465	$ 103,942	$ 335,829	$ 441,236

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 150,017	$ 167,189
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	4,395	1,913
Changes in operating assets and liabilities:		
Decrease (increase) in receivable from clearing organization	(25,529)	29,206
Decrease (increase) in receivables from brokers and dealers	(2,263)	(3,472)
Decrease (increase) in accounts receivable	12,348	(1,246)
Decrease (increase) in accrued interest receivable	612	(1,133)
Decrease (increase) in prepaid expenses	4,105	1,473
Decrease (increase) in deposits	186	--
(Decrease) increase in accrued payroll and benefits	93,744	(43,717)
(Decrease) increase in other accounts payable	(8,560)	(5,384)
Net cash generated by operating activities	**229,055**	**144,829**
Cash flows from investing activities:		
Proceeds from sale of investments	100,000	--
Purchase of investments	(26,333)	(200,000)
Purchase of fixed assets	(20,914)	--
Net cash provided (used) by investing activities	**52,753**	**(200,000)**
Cash flows from financing activities:		
Dividends paid to parent	(75,000)	(150,000)
Net cash used by financing activities	**(75,000)**	**(150,000)**
Net increase (decrease) in cash	**206,808**	**(205,171)**
Cash at beginning of year	86,057	291,228
Cash at end of year	**$ 292,865**	**$ 86,057**

The accompanying notes are an integral part of the financial statements.

Note 1-Summary of Significant Accounting Policies

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the National Association of Securities Dealers (NASD). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through National Financial Services Corporation, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the Parent Company, Dominion Financial Services (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Commission Revenue:

Commission revenue is recognized as of the settlement date and is generally the third business day following the trade date.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Note 2-Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Note 3-Investments

Investments are stated at cost, which approximates market and consists of the following:

Certificate of Deposit - maturing 06/30/05	$	100,000
Texas St. G.O. Water Development Bonds-maturing 08/01/05		26,333
	$	126,333

Note 7-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $322,138 which was $272,138 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .69 to 1.

Note 8-Lease Commitments

The Company entered into lease agreements for office space. Future minimum lease payments under the terms of the operating leases are as follows:

December 31, 2004	$	49,658
December 31, 2005		49,658
December 31, 2006		8,276
	$	107,592

Rent expense was $54,180 in 2003 and $64,607 in 2002.

Note 9-Concentrations of Receivables and Deposits

National Financial Services Corporation (NFSC) clears trades for the Company and requires that a deposit of $50,000 be maintained at NFSC for this service. The Company has other cash and investments deposited with NFSC totaling $404,322. In addition, NFSC owes the Company for certain December 2003 trades and other miscellaneous amounts totaling $129,039 at December 31, 2003.

Note 10-Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities. Further, our independent auditors have ascertained that the conditions of the exemptions were being complied with as of the date of the audit examination and no facts came to their attention to indicate that the exemption had not been complied with during the period of their examination.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2003

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	216,945
Other liabilities		6,111
Total aggregate indebtedness	$	223,056
Computation of basic net capital requirement		
Minimum net capital	$	50,000
Excess net capital at 1000%	$	299,832
Ratio: aggregate indebtedness to net capital		69%
Reconciliation of net capital to amount previously reported:		
Net capital as previously reported	$	335,157
Audit adjustments:		
Increase in non allowable assets		(13,800)
Increase in officer bonus accrual		(432)
Decrease in retirement plan match payable		1,213
Net capital		322,138
Minimum requirement		(50,000)
Excess net capital	$	272,138

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future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
January 30, 2004